EXHIBIT A:
Stratton Small-Cap Value Fund (the "Fund")
77 C


Special Meeting of Shareholders

A Special Meeting of Shareholders of the Fund was held April 26, 2005, for purposes of considering and acting upon the matter set forth in the Proxy Statement and summarized below. A quorum was represented at the Meeting and the voting results are also set forth below.

STRATTON SMALL-CAP VALUE FUND

ELECTION OF NINE DIRECTORS:                    WITHHOLD
                                FOR            AUTHORITY

James W. Stratton            1,302,317          95,335
Lynne M. Cannon              1,302,317          95,335
George W. Graner             1,302,317          37,509
John J. Lombard, Jr.         1,302,317          42,747
Douglas J. MacMaster, Jr.    1,302,317          41,503
Richard W. Stevens           1,302,317          42,747
Frank Thomas                 1,302,317          74,383
H. Drake Williams            1,302,317          76,566
Joel H. Wilson               1,302,317          72,522